SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )


                             Captec Net Lease Realty,Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    140724105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    140724105                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          477,075               ______________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    477,075

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     477,075

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.01%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          477,075
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    477,075

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     477,075

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.01%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   140724105                  13D                   Page    of    Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
          Common Stock             Captec Net Lease Realty, Inc
                                   24 Frank Lyold Wright Drive
                                                 Ann Arbor, Michigan  48106


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                               New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 477,075 shares of Common Stock was approximately $5,724,900.00.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Captec Net Lease Realty, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer as of 8/16/2001.

     (a)Number:                                                  477,075
        Percentage:                                              5.01%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            477,075
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  477,075

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                                      None

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                                      None

--------------------------------------------------------------------------------


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 24, 2001
                                        ----------------------------------------
                                                         (Date)


                                                          /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

James E. Cayne            Chairman of the Board/Chief Executive Officer
                          Chairman of the Management and Compensation Committee

Alan D. Schwartz             President and Co-Chief Operating Officer

Warren J. Spector         President and Co-Chief Operating Officer

Alan C. Greenberg            Chairman of the Executive Committee

Bruce E. Geismar             Chief Operations Officer

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer

Michael Minikes           Treasurer

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance

E. John Rosenwald Jr.     Vice-Chairman of the Board

Michael L. Tarnopol       Vice-Chairman of the Board

Kenneth L. Edlow          Secretary

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

Daniel L. Keating         Director

John L. Knight            Director

David A. Liebowitz        Director

Richard R. Lindsey        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's  business address is One Canada Square London E16 5AD
England. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                   APPENDIX II

                               Captec Net Lease Realty, Inc
                      Trading from 06/18/01 through 08/16/2001
                            (Various Firm's Accounts)

                                ***** 08/16 *****
   2,057  CAPTEC NET LEASE REALTY INC    12.3350        25,373.10
   2,371  CAPTEC NET LEASE REALTY INC    12.3350        29,246.29
     200  CAPTEC NET LEASE REALTY INC    12.3000         2,460.00
     400  CAPTEC NET LEASE REALTY INC    12.3000         4,920.00
     400  CAPTEC NET LEASE REALTY INC    12.3000         4,920.00
     500  CAPTEC NET LEASE REALTY INC    12.2500         6,125.00
   2,000  CAPTEC NET LEASE REALTY INC    12.3500        24,700.00
   3,000  CAPTEC NET LEASE REALTY INC    12.3500        37,050.00
   2,400  CAPTEC NET LEASE REALTY INC    12.3458        29,629.92
   4,428- CAPTEC NET LEASE REALTY INC    12.3350        54,617.55-
                                ***** 08/15 *****
   8,681  CAPTEC NET LEASE REALTY INC    12.2714       106,528.02
   6,164  CAPTEC NET LEASE REALTY INC    12.2714        75,640.91
     100  CAPTEC NET LEASE REALTY INC    12.2500         1,225.00
     100  CAPTEC NET LEASE REALTY INC    12.3500         1,235.00
     100  CAPTEC NET LEASE REALTY INC    12.3500         1,235.00
     400  CAPTEC NET LEASE REALTY INC    12.2500         4,900.00
     500  CAPTEC NET LEASE REALTY INC    12.3000         6,150.00
     500  CAPTEC NET LEASE REALTY INC    12.2500         6,125.00
     600  CAPTEC NET LEASE REALTY INC    12.2500         7,350.00
     700  CAPTEC NET LEASE REALTY INC    12.3000         8,610.00
     800  CAPTEC NET LEASE REALTY INC    12.3000         9,840.00
   1,000  CAPTEC NET LEASE REALTY INC    12.2500        12,250.00
   1,000  CAPTEC NET LEASE REALTY INC    12.2500        12,250.00
   1,000  CAPTEC NET LEASE REALTY INC    12.2500        12,250.00
   1,000  CAPTEC NET LEASE REALTY INC    12.2500        12,250.00
   1,100  CAPTEC NET LEASE REALTY INC    12.3000        13,530.00
   1,200  CAPTEC NET LEASE REALTY INC    12.2500        14,700.00
   1,500  CAPTEC NET LEASE REALTY INC    12.2500        18,375.00
   1,700  CAPTEC NET LEASE REALTY INC    12.2500        20,825.00
   2,400  CAPTEC NET LEASE REALTY INC    12.3500        29,640.00
   3,500  CAPTEC NET LEASE REALTY INC    12.2500        42,875.00
     300  CAPTEC NET LEASE REALTY INC    12.2600         3,678.00
  14,845- CAPTEC NET LEASE REALTY INC    12.2714       182,162.84-
                                ***** 08/14 *****
     400  CAPTEC NET LEASE REALTY INC    12.3000         4,920.00
     500  CAPTEC NET LEASE REALTY INC    12.3000         6,150.00
   2,500  CAPTEC NET LEASE REALTY INC    12.3000        30,750.00
                                ***** 08/10 *****
     100  CAPTEC NET LEASE REALTY INC    12.2700         1,227.00
                                ***** 08/09 *****
     500  CAPTEC NET LEASE REALTY INC    12.1500         6,075.00
                                ***** 08/02 *****
     500  CAPTEC NET LEASE REALTY INC    12.0500         6,025.00
                                ***** 08/01 *****
     100  CAPTEC NET LEASE REALTY INC    12.1000         1,210.00
                                ***** 07/31 *****
   3,300  CAPTEC NET LEASE REALTY INC    12.1738        40,173.54
   4,300  CAPTEC NET LEASE REALTY INC    12.1738        52,347.34
     100  CAPTEC NET LEASE REALTY INC    12.2000         1,220.00
     100  CAPTEC NET LEASE REALTY INC    12.2000         1,220.00
     100  CAPTEC NET LEASE REALTY INC    12.2000         1,220.00
     100  CAPTEC NET LEASE REALTY INC    12.2400         1,224.00
     100  CAPTEC NET LEASE REALTY INC    12.2500         1,225.00
     500  CAPTEC NET LEASE REALTY INC    12.2000         6,100.00
     800  CAPTEC NET LEASE REALTY INC    12.2000         9,760.00
     800  CAPTEC NET LEASE REALTY INC    12.2500         9,800.00
   2,200  CAPTEC NET LEASE REALTY INC    12.3000        27,060.00
   5,000  CAPTEC NET LEASE REALTY INC    12             60,000.00
     400  CAPTEC NET LEASE REALTY INC    12.1500         4,860.00
     400  CAPTEC NET LEASE REALTY INC    12.2800         4,912.00
     600  CAPTEC NET LEASE REALTY INC    12.2800         7,368.00
     900  CAPTEC NET LEASE REALTY INC    12.2800        11,052.00
   1,000  CAPTEC NET LEASE REALTY INC    12.1500        12,150.00
   2,000  CAPTEC NET LEASE REALTY INC    12.3000        24,600.00
     700  CAPTEC NET LEASE REALTY INC    12.2500         8,575.00
   7,600- CAPTEC NET LEASE REALTY INC    12.1738        92,517.79-
                                ***** 07/30 *****
   1,260  CAPTEC NET LEASE REALTY INC    12.0773        15,217.40
   1,620  CAPTEC NET LEASE REALTY INC    12.0773        19,565.23
     100  CAPTEC NET LEASE REALTY INC    12.1600         1,216.00
     300  CAPTEC NET LEASE REALTY INC    12.0500         3,615.00
     900  CAPTEC NET LEASE REALTY INC    12.1500        10,935.00
   1,200  CAPTEC NET LEASE REALTY INC    12.1000        14,520.00
   1,400  CAPTEC NET LEASE REALTY INC    12.0500        16,870.00
   2,000  CAPTEC NET LEASE REALTY INC    12.0500        24,100.00
   2,880- CAPTEC NET LEASE REALTY INC    12.0773        34,781.45-
                                ***** 07/27 *****
   2,100  CAPTEC NET LEASE REALTY INC    12.0812        25,370.52
   2,700  CAPTEC NET LEASE REALTY INC    12.0812        32,619.24
     100  CAPTEC NET LEASE REALTY INC    12.0900         1,209.00
     100  CAPTEC NET LEASE REALTY INC    11.9900         1,199.00
     100  CAPTEC NET LEASE REALTY INC    11.9900         1,199.00
     100  CAPTEC NET LEASE REALTY INC    12.0500         1,205.00
     700  CAPTEC NET LEASE REALTY INC    12.1100         8,477.00
   5,000  CAPTEC NET LEASE REALTY INC    12.0900        60,450.00
   3,900  CAPTEC NET LEASE REALTY INC    12.0700        47,073.00
   4,800- CAPTEC NET LEASE REALTY INC    12.0812        57,987.82-
                                ***** 07/26 *****
   2,518  CAPTEC NET LEASE REALTY INC    11.9528        30,097.15
   3,211  CAPTEC NET LEASE REALTY INC    11.9528        38,380.44
     100  CAPTEC NET LEASE REALTY INC    11.9400         1,194.00
   1,000  CAPTEC NET LEASE REALTY INC    12             12,000.00
   2,400  CAPTEC NET LEASE REALTY INC    11.9000        28,560.00
   5,000  CAPTEC NET LEASE REALTY INC    11.9500        59,750.00
   2,000  CAPTEC NET LEASE REALTY INC    12             24,000.00
   5,729- CAPTEC NET LEASE REALTY INC    11.9528        68,475.30-
                                ***** 07/25 *****
  12,695  CAPTEC NET LEASE REALTY INC    11.8670       150,651.57
     100  CAPTEC NET LEASE REALTY INC    11.7700         1,177.00
     100  CAPTEC NET LEASE REALTY INC    11.8000         1,180.00
     700  CAPTEC NET LEASE REALTY INC    11.9000         8,330.00
     800  CAPTEC NET LEASE REALTY INC    11.8800         9,504.00
   1,000  CAPTEC NET LEASE REALTY INC    11.8500        11,850.00
   1,000  CAPTEC NET LEASE REALTY INC    11.9300        11,930.00
   1,300  CAPTEC NET LEASE REALTY INC    12             15,600.00
   1,500  CAPTEC NET LEASE REALTY INC    11.9000        17,850.00
   1,500  CAPTEC NET LEASE REALTY INC    11.8500        17,775.00
   2,000  CAPTEC NET LEASE REALTY INC    11.9500        23,900.00
   2,000  CAPTEC NET LEASE REALTY INC    12.0400        24,080.00
   3,000  CAPTEC NET LEASE REALTY INC    11.8400        35,520.00
   3,000  CAPTEC NET LEASE REALTY INC    11.8400        35,520.00
   1,000  CAPTEC NET LEASE REALTY INC    11.8000        11,800.00
   1,000  CAPTEC NET LEASE REALTY INC    11.8000        11,800.00
   1,000  CAPTEC NET LEASE REALTY INC    11.9000        11,900.00
   2,000  CAPTEC NET LEASE REALTY INC    12             24,000.00
   4,000  CAPTEC NET LEASE REALTY INC    11.8100        47,240.00
   4,900  CAPTEC NET LEASE REALTY INC    11.8100        57,869.00
  10,116  CAPTEC NET LEASE REALTY INC    11.8670       120,046.57
   5,000  CAPTEC NET LEASE REALTY INC    11.8100        59,050.00
  22,811- CAPTEC NET LEASE REALTY INC    11.8670       270,689.10-
                                ***** 07/24 *****
     100  CAPTEC NET LEASE REALTY INC    11.8000         1,180.00
                                ***** 07/23 *****
     100  CAPTEC NET LEASE REALTY INC    12              1,200.00
     300  CAPTEC NET LEASE REALTY INC    12              3,600.00
   4,900  CAPTEC NET LEASE REALTY INC    12             58,800.00
                                ***** 07/20 *****
   6,300  CAPTEC NET LEASE REALTY INC    11.9350        75,190.50
   8,100  CAPTEC NET LEASE REALTY INC    11.9350        96,673.50
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     500  CAPTEC NET LEASE REALTY INC    11.9500         5,975.00
     800  CAPTEC NET LEASE REALTY INC    11.9200         9,536.00
   1,000  CAPTEC NET LEASE REALTY INC    11.9500        11,950.00
   1,300  CAPTEC NET LEASE REALTY INC    11.8700        15,431.00
   2,000  CAPTEC NET LEASE REALTY INC    11.9500        23,900.00
   2,000  CAPTEC NET LEASE REALTY INC    11.9500        23,900.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     400  CAPTEC NET LEASE REALTY INC    11.9300         4,772.00
   1,000  CAPTEC NET LEASE REALTY INC    11.9000        11,900.00
   3,100  CAPTEC NET LEASE REALTY INC    11.9500        37,045.00
   5,000  CAPTEC NET LEASE REALTY INC    11.9300        59,650.00
   5,000  CAPTEC NET LEASE REALTY INC    11.9300        59,650.00
   5,000  CAPTEC NET LEASE REALTY INC    11.9300        59,650.00
   5,000  CAPTEC NET LEASE REALTY INC    11.9500        59,750.00
     200- CAPTEC NET LEASE REALTY INC    11.9000         2,379.92-
     300- CAPTEC NET LEASE REALTY INC    11.9200         3,576.00-
     500- CAPTEC NET LEASE REALTY INC    11.9200         5,959.80-
  14,400- CAPTEC NET LEASE REALTY INC    11.9350       171,858.26-
                                ***** 07/19 *****
   3,000  CAPTEC NET LEASE REALTY INC    11.9600        35,880.00
   4,000  CAPTEC NET LEASE REALTY INC    11.9600        47,840.00
     100  CAPTEC NET LEASE REALTY INC    11.8300         1,183.00
     100  CAPTEC NET LEASE REALTY INC    11.8300         1,183.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     100  CAPTEC NET LEASE REALTY INC    12              1,200.00
                                ***** 07/19 *****
     200  CAPTEC NET LEASE REALTY INC    11.9500         2,390.00
     400  CAPTEC NET LEASE REALTY INC    11.9500         4,780.00
     600  CAPTEC NET LEASE REALTY INC    11.9600         7,176.00
     700  CAPTEC NET LEASE REALTY INC    11.9500         8,365.00
     900  CAPTEC NET LEASE REALTY INC    12             10,800.00
   1,000  CAPTEC NET LEASE REALTY INC    11.8300        11,830.00
   1,000  CAPTEC NET LEASE REALTY INC    11.9500        11,950.00
   1,000  CAPTEC NET LEASE REALTY INC    12             12,000.00
   2,000  CAPTEC NET LEASE REALTY INC    11.9000        23,800.00
   5,000  CAPTEC NET LEASE REALTY INC    12             60,000.00
     500  CAPTEC NET LEASE REALTY INC    12              6,000.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     500  CAPTEC NET LEASE REALTY INC    11.9000         5,950.00
   7,000- CAPTEC NET LEASE REALTY INC    11.9600        83,717.20-
                                ***** 07/17 *****
     500- CAPTEC NET LEASE REALTY INC    11.9400         5,969.80-
   1,000- CAPTEC NET LEASE REALTY INC    11.9400        11,939.60-
                                ***** 07/16 *****
     300  CAPTEC NET LEASE REALTY INC    11.9600         3,588.00
     500  CAPTEC NET LEASE REALTY INC    11.9000         5,950.00
                                ***** 07/13 *****
     100  CAPTEC NET LEASE REALTY INC    11.7500         1,175.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     500  CAPTEC NET LEASE REALTY INC    11.7500         5,875.00
   1,000  CAPTEC NET LEASE REALTY INC    11.7500        11,750.00
                                ***** 07/12 *****
     100  CAPTEC NET LEASE REALTY INC    11.8500         1,185.00
     100  CAPTEC NET LEASE REALTY INC    11.8000         1,180.00
     100  CAPTEC NET LEASE REALTY INC    11.7000         1,170.00
     900  CAPTEC NET LEASE REALTY INC    11.8500        10,665.00
   1,100  CAPTEC NET LEASE REALTY INC    11.7500        12,925.00
     300  CAPTEC NET LEASE REALTY INC    11.8000         3,540.00
     800  CAPTEC NET LEASE REALTY INC    11.7500         9,400.00
                                ***** 07/11 *****
     100  CAPTEC NET LEASE REALTY INC    11.8000         1,180.00
     800  CAPTEC NET LEASE REALTY INC    11.8000         9,440.00
     400  CAPTEC NET LEASE REALTY INC    11.7900         4,716.00
     500  CAPTEC NET LEASE REALTY INC    11.7000         5,850.00
                                ***** 07/10 *****
   1,600  CAPTEC NET LEASE REALTY INC    11.8755        19,000.80
   2,000  CAPTEC NET LEASE REALTY INC    11.8766        23,753.20
     100  CAPTEC NET LEASE REALTY INC    11.9100         1,191.00
     100  CAPTEC NET LEASE REALTY INC    11.9300         1,193.00
     100  CAPTEC NET LEASE REALTY INC    11.9300         1,193.00
     100  CAPTEC NET LEASE REALTY INC    11.9400         1,194.00
     100  CAPTEC NET LEASE REALTY INC    11.9000         1,190.00
     500  CAPTEC NET LEASE REALTY INC    11.8800         5,940.00
     600  CAPTEC NET LEASE REALTY INC    11.8100         7,086.00
     600  CAPTEC NET LEASE REALTY INC    11.8300         7,098.00
   1,000  CAPTEC NET LEASE REALTY INC    11.8300        11,830.00
   1,500  CAPTEC NET LEASE REALTY INC    12             18,000.00
     400  CAPTEC NET LEASE REALTY INC    11.8300         4,732.00
   1,000  CAPTEC NET LEASE REALTY INC    11.8000        11,800.00
   1,600- CAPTEC NET LEASE REALTY INC    11.8755        19,000.16-
   2,000- CAPTEC NET LEASE REALTY INC    11.8766        23,752.40-
                                ***** 07/09 *****
 300,000  CAPTEC NET LEASE REALTY INC    12.3300     3,699,000.00
                                ***** 07/06 *****
       1  CAPTEC NET LEASE REALTY INC    12.3900            12.39
   1,474  CAPTEC NET LEASE REALTY INC    12.4000        18,277.60


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).